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                                                      Filed by Viant Corporation
                                   pursuant to Rule 425 under the Securities Act
                                            of 1933 and deemed filed pursuant to
                           Rule 14a-12 under the Securities Exchange Act of 1934
                                              Subject Company: Viant Corporation
                                                     Commission File No. 0-26303


       On April 16, 2002, Viant Corporation prepared the following document to answer additional questions that may be asked by Viant employees related to the planned merger between Viant and a wholly owned subsidiary of divine, inc.:

WHAT ARE THE TERMS OF THE TRANSACTION?

Under the terms of the merger agreement, divine will acquire all of the outstanding shares of Viant common stock and associated rights in exchange for approximately 200 million shares of divine Class A common stock. Based upon divine's closing price on April 4, 2002 the transaction would have an aggregate value of approximately $120 million, including the $24 million distribution to be paid to Viant stockholders of record prior to the closing. Viant Corporation stockholders are expected to receive 3.977 shares of divine Class A common stock in exchange for each share of Viant Corporation common stock.

It is important to understand that the merger is not final until stockholders approve it. We expect this process to be completed within 120 days. In the meantime the two companies will continue to operate as independent entities. Once the merger is approved and the transaction is closed, the operational integration will begin.

As we all know, cultural integration is at the heart of any successful merger activity, and particularly so in professional services. We are pursuing these topics in a spirit of open communication, with mutual cooperation and respect.

HOW ARE OPTIONS TREATED UNDER THE MERGER AGREEMENT?

Upon the consummation of the transaction, divine will assume all outstanding Viant options, whether vested or unvested. Each Viant option will then become exercisable for a number of shares of divine Class A common stock equal to (1) the number of shares of Viant common stock under the option (whether vested or unvested) multiplied by (2) approximately 4.85. The new exercise price for your option will equal (A) the existing exercise price under your Viant option divided by (B) approximately 4.85. Except for these changes, all other terms of your option, including your vesting schedule, will remain the same.

The 4.85 conversion ratio is equal to the exchange ratio of 3.977 plus the quotient of (A) the per share distribution (approximately $0.48 based upon the Viant shares outstanding as of April 1, 2002) divided by (B) $0.55. The actual per share distribution will be effected by the number of Viant common stock outstanding on the date selected to determine which holders shall receive the distribution.

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Viant believes that this calculation affords Viant optionholders the benefit of the planned distribution through an increase in the number of shares of divine Class A common stock that they may receive upon exercise of their options.

WHAT IS THE EFFECT OF THE PROPOSED REVERSE STOCK SPLIT BY DIVINE?

Any reverse stock split of the divine Class A common stock will result in a proportional adjustment down in the exchange ratio of 3.977 and the conversion ratio of approximately 4.85.

A reverse stock split is used by a company to (i) reduce its outstanding shares of stock by exchanging a set number of shares of the existing common stock for a smaller number of "new" shares of the company and (ii) raise its trading price (at least as of the effective time of the reverse stock split) by the same proportion.

EXAMPLE 1 - REVERSE STOCK SPLIT

If divine effected a 1 for 25 reverse stock split, a divine stockholder with 100 shares of divine Class A common stock would receive four (4) shares of the "new" Class A common stock of divine, and assuming the per share price of the securities on the day before the reverse stock split was $0.31 the new market price would be $7.75.

EXAMPLE 2 - VIANT COMMON STOCK TREATMENT

If you owned 1,000 shares of Viant common stock, upon consummation of the transaction you would receive 3,977 shares of divine Class A common stock.

Assuming divine effected a 1:25 reverse stock split, following the consummation of the transaction you would receive 159 (1,000*(3.977/25)) shares of divine Class A common stock and cash for any fractional share resulting from the calculation.

EXAMPLE 3 - VIANT STOCK OPTION TREATMENT (THESE EXAMPLES ASSUME THE FINAL CONVERSION RATIO EQUALS 4.85):

If you had a Viant stock option for 1,000 Viant shares of common stock with an exercise price of $1.45 per share, following the consummation of the transaction and without taking into account a reverse split your option would be exercisable for 4,850 (1,000*4.85) shares of divine Class A common stock with an exercise price of approximately $0.299 ($1.45/4.85) per share.

Assuming divine effected a 1:25 reverse stock split, following the consummation of the transaction your Viant option would be exercisable for 194
(1,000*(4.85/25)) shares of divine Class A common stock with an exercise price of approximately $7.4742 ($1.45/(4.85/25)) per share.


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WHAT HAPPENS TO THE MONEY I'VE DEFERRED INTO MY ESPP ACCOUNT FOR THIS PERIOD?

Viant's ESPP will continue as usual through the end of the current purchase period. At the end of this purchase period, under the terms of the merger agreement, the next purchase period will be suspended until either the termination of the merger agreement or the consummation of the transaction. If the transaction is terminated, then Viant will institute a shortened purchase period to try and bring the ESPP back into its normal purchase periods of May and November, and, if the transaction is consummated, the ESPP will be terminated and those Viant employees retained by divine will be able to participate in divine's ESPP. The last pay period for contributions to the Viant ESPP will be May 10th. The deadline for opting out of the plan is April 29th.

HOW WILL I KNOW WHAT HAS HAPPENED TO MY OPTIONS?

If the transaction is consummated, you will receive a notice telling you of the new share amounts and exercise price of your option following the close of the transaction.

IF I EXERCISE MY VIANT STOCK OPTIONS, WILL MY SHARES "COUNT" IN THE VOTING?

All people who hold shares of Viant common stock as of a yet to be determined date will be entitled to vote on the transaction. If you exercise your options after the announced date, you will not be entitled to vote on the transaction.

WILL MY VIANT STOCK OPTIONS ACCELERATE AND BECOME FULLY VESTED AND EXERCISABLE AS A RESULT OF THE CONSUMMATION OF THIS TRANSACTION?

No. The Viant stock option plans provide that if the Viant options are either assumed (as is the case here) or substituted (i.e. with similar divine options) then the options outstanding under the plans do not accelerate and become fully vested and exercisable. The plans only provide for acceleration where the stock option plans are being terminated, which is not the case in this proposed transaction.

DO I GET ANY VOTING RIGHTS BASED ON MY UNEXERCISED OPTIONS?

No.


                                 **************

ADDITIONAL INFORMATION

DIVINE INTENDS TO FILE A REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE PROPOSED TRANSACTION, AND DIVINE AND VIANT INTEND TO MAIL A JOINT PROXY STATEMENT/PROSPECTUS TO THEIR RESPECTIVE STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS FOR THE MERGER WHEN IT IS AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL

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CONTAIN IMPORTANT INFORMATION ABOUT DIVINE, VIANT AND THE PROPOSED TRANSACTION.
After they have been filed, you may obtain these documents free of charge at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain these documents and the SEC filings that are incorporated by reference into these documents free of charge by making your request to the respective contacts listed at the beginning of this document.

divine, inc. and Viant Corporation, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of divine and Viant with respect to the transactions contemplated by the merger agreement. Information regarding divine's directors and executive officers is included in divine's proxy statement for its 2002 Annual Meeting, which was filed with the SEC on April 12, 2002. Information regarding Viant's directors and executive officers is included in Viant's proxy statement for its 2001 Annual Meeting, which was filed with the SEC on April 27, 2001. More recent information regarding the directors and executive officers of Viant and additional information regarding both companies and the interests of their directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus regarding the proposed transaction to be filed with the SEC. Each of divine and Viant file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by divine and Viant with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from divine or Viant by making your request to the respective contacts listed at the beginning of this document.

IMPORTANT NOTICE

The statements contained in this document that are forward-looking are based on current expectations and projections about the Viant transaction, including the contributions Viant is expected to make to divine, as well as divine's future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to Viant and are subject to a number of risks, uncertainties and other factors that could cause Viant's actual results, performance, prospects or opportunities in 2002 and beyond to differ materially from these expressed in, or implied by, these forward-looking statements. The uncertainties and risks include, but are not limited to: failure of the proposed transaction to close; the risk that the Viant Corporation business and other acquired businesses will not be integrated successfully or that divine will incur unanticipated costs of integration; divine's ability to execute its integrated Web-based technology, professional services, and managed applications strategy; divine's ability to develop enterprise Web software and services; the uncertainty of customer demand for enterprise Web software and services; the combined companies' ability to develop new products and services and enhance and support existing products and services; the combined companies' ability to maintain Viant's vendor and strategic partner relationships and retain key employees; increasing competition from other providers of software solutions and professional services; divine's ability to satisfy the continued listing requirements of the Nasdaq National Market; fluctuations in the trading price and volume of divine's stock; and other unanticipated events and conditions. For a detailed discussion of these and other cautionary statements, please refer to the registration statement to be filed by divine with the SEC relating to this transaction. Further information about risks and uncertainties relating to the companies and their respective businesses can be found in their most recent respective Forms 10-K filed with the SEC. You should not place undue reliance on any forward-looking statements. Except as required by the federal securities laws, Viant undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this document.